Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Quartzsea Acquisition Corporation on Form S-1 Amendment #3 (File No. 333-285152) of our report dated December 23, 2024, except for Note 9 and Note 10, as to which the date is February 21, 2025 and March 10, 2025, respectively, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Quartzsea Acquisition Corporation as of November 30, 2024 and for the period from November 5, 2024 (inception) through November 30, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

Morristown, NJ

March 13, 2025